UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Pier 1 Imports, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

720279108
(CUSIP Number)

HEATH FREEMAN
ALDEN GLOBAL CAPITAL LLC
885 Third Avenue, 34th Floor
New York, NY 10022
(212) 888-5500

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Alden Global Opportunities Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,913,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,913,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,913,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,913,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,913,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,913,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,913,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,913,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,913,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 720279108

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, Alden Master Fund (together with its affiliates, “Alden”) delivered a letter to the Issuer on October 24, 2016,  requesting an exemption to the Shareholder Rights Protection Agreement (the “Poison Pill”) adopted by the Issuer’s Board of Directors (the “Board”) on September 27, 2016.  The Poison Pill generally limits ownership of the Shares to less than 10% of the outstanding Shares. Alden requested that the Board grant an exemption (the “Exemption Request”) to allow Alden to acquire beneficial ownership of up to 15% of the outstanding Shares and assured the Board that Alden’s acquisition of such Shares would in no way impair the Issuer’s purported purposes for adopting the Poison Pill.

On November 4, 2016, the Issuer delivered a letter to Alden denying its Exemption Request. The Issuer’s stated reason for denying the Exemption Request is because “the Company remains vulnerable to one or more parties, including Alden, acquiring effective control without paying all of the Company’s shareholders an appropriate and fair premium for such control” and that somehow granting the request would heighten these risks.  This purported reason rings extremely hollow. Alden wonders how increasing its beneficial ownership in the Issuer up to 15% could in any way confer “effective control” over the Issuer.  The Board knows better.  Their attempt to justify rejecting Alden’s Exemption Request is clearly disingenuous and makes it even more apparent that the true purpose of the Poison Pill is to entrench the incumbent Board and protect the troubling status quo.

The current Board has only itself to blame for the “significantly depressed stock price” that it cites as one of the reasons for adopting the Poison Pill.  Further, the Board’s adoption of the Poison Pill under the guise of preventing an acquisition of the Issuer is a deceitful tactic to make Alden appear to be a threat, when Alden has never disclosed any such intention or interest in acquiring the Issuer.  If anyone poses a threat to long-term value creation at the Issuer, it is the current Board who has overseen disastrous operational performance and substantial value destruction.   It is ironic that the current Board has taken steps to limit Alden’s ownership when the entire Board, apart from the soon-exiting CEO, collectively own less than 0.6% of the Issuer and has very little of their own 'skin in the game.'

The Board’s rejection of the Exemption Request has only solidified Alden’s belief that the Issuer has no desire to work constructively with its largest shareholder to reconstitute and refresh the Board. The Poison Pill was adopted with the sole purpose of entrenching the incumbent Board.  It has become quite clear that this Board cannot be trusted to properly oversee the current CEO search process and that a reconstituted Board with fresh perspectives and a shareholder-focused mindset is immediately required at this critical juncture.  Accordingly, Alden remains ready, willing and able to take any and all action that it believes is necessary to ensure that shareholders interests remain paramount in the boardroom.

CUSIP NO. 720279108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2016

Alden Global Opportunities Master Fund, LP

By:	Alden Global Capital LLC Investment Manager

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman